Exhibit 99.1

DESCARTES REPORTS FISCAL 2017 THIRD QUARTER RESULTS

Record Revenues and Cash Provided by Operating Activities

WATERLOO, Ontario — November 30, 2016 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2017 third quarter (Q3FY17) ended October 31, 2016. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“This quarter’s record revenues and cash provided by our operations reflects Descartes’ focus on delivering strong financial performance,” said Edward J. Ryan, Descartes’ CEO. “We believe that Descartes’ strong margins continue to demonstrate the leverage in our business model and the stability of the Global Logistics Network to efficiently deliver quality services to all our global participants. We have a solid platform for continued growth and acquisitions, with a track record of execution, capital capacity and opportunities to continue or accelerate our pace of profitable growth.”

Q3FY17 Financial Results
As described in more detail below, key financial highlights for Descartes in Q3FY17 included:
•	Revenues of $51.5 million, up 9% from $47.4 million in the third quarter of fiscal 2016 (Q3FY16) and up 2% from $50.5 million in the previous quarter (Q2FY17);
•
Revenues were comprised of license revenues of $2.1 million and services revenues (non-license) of $49.4 million. Services revenues were up 9% from $45.5 million in Q3FY16 and up 2% from $48.6 million in Q2FY17. Services revenues comprised 96% of total revenues for the quarter;

•	Cash provided by operating activities of $20.5 million, up 53% from $13.4 million in Q3FY16 and up 23% from $16.6 million in Q2FY17;
•	Net income of $5.9 million, up 13% from $5.2 million in Q3FY16 and up 2% from $5.8 million in Q2FY17. Net income as a percentage of revenues was 11%, compared to 11% in Q3FY16 and 11% in Q2FY17;
•	Earnings per share on a diluted basis of $0.08, up 14% from $0.07 in Q3FY16 and consistent with Q2FY17; and
•
Adjusted EBITDA of $17.8 million, up 13% from $15.8 million in Q3FY16 and up 3% from $17.2 million in Q2FY17. Adjusted EBITDA as a percentage of revenues was 35%, up from 33% in Q3FY16 and up from 34% in Q2FY17.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q3 FY17	Q2 FY17	Q1 FY17	Q4 FY16	Q3 FY16
Revenues	51.5	50.5	48.9	48.0	47.4
Services revenues	49.4	48.6	47.5	46.3	45.5
Gross margin	73%	73%	72%	72%	72%
Cash provided by operating activities	20.5	16.6	15.9	16.2	13.4
Net income	5.9	5.8	6.0	5.4	5.2
Net income as a % of revenues	11%	11%	12%	11%	11%
Earnings per diluted share	0.08	0.08	0.08	0.07	0.07
Adjusted EBITDA	17.8	17.2	16.6	16.3	15.8
Adjusted EBITDA as a % of revenues	35%	34%	34%	34%	33%

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ nine-month period ended October 31, 2016 (9MFY17) included:
•	Revenues of $151.0 million, up 10% from $137.0 million in the same period a year ago (9MFY16);
•
Revenues were comprised of license revenues of $5.5 million and services revenues (non-license) of $145.5 million. Services revenues were up 12% from $130.0 million in 9MFY16. Services revenues comprised 96% of total revenues for 9MFY17;

•	Cash provided by operating activities of $53.0 million, up 39% from $38.0 million in 9MFY16;
•	Net income of $17.7 million, up 16% from $15.2 million in 9MFY16. Net income as a percentage of revenues was 12%, up from 11% in 9MFY16;
•	Earnings per share on a diluted basis of $0.23, up 15% from $0.20 in 9MFY16; and
•	Adjusted EBITDA of $51.6 million, up 16% from $44.6 million in 9MFY16. Adjusted EBITDA as a percentage of revenues was 34%, up from 33% in 9MFY16.

The following table summarizes Descartes’ results in the categories specified below over 9MFY17 and 9MFY16 (unaudited, dollar amounts in millions):

	9MFY17	9MFY16
Revenues	151.0	137.0
Services revenues	145.5	130.0
Gross margin	73%	71%
Cash provided by operating activities	53.0	38.0
Net income	17.7	15.2
Net income as a % of revenues	12%	11%
Earnings per diluted share	0.23	0.20
Adjusted EBITDA	51.6	44.6

Adjusted EBITDA as a % of revenues	34%	33%

Cash Position
At October 31, 2016, Descartes had $77.9 million in cash. Cash has increased $8.3 million in Q3FY17 and $40.7 million in 9MFY17 primarily due to strong cash flow provided by operating activities.

The table set forth below provides a summary of cash flows for Q3FY17 and 9MFY17 in millions of dollars:

	Q3FY17	9MFY17
Cash provided by operating activities	20.5	53.0
Purchase of marketable securities	-	(0.2)
Sale of marketable securities	-	6.1
Additions to property and equipment	(1.0)	(4.0)
Acquisition of subsidiaries, net of cash acquired	(5.7)	(16.4)
Proceeds from borrowing on credit facility	-	10.8
Credit facility repayments	(4.6)	(7.0)
Payment of debt issuance costs	-	(0.9)
Issuance of common shares, net of issuance costs	(0.1)	(0.1)
Effect of foreign exchange rate on cash	(0.8)	(0.6)
Net change in cash	8.3	40.7
Cash, beginning of period	69.6	37.2
Cash, end of period	77.9	77.9

Acquisition of Appterra
On October 12, 2016, Descartes acquired Appterra, a leading US-based provider of cloud-based business-to-business ("B2B") supply chain integration solutions. The company's solutions help its customers connect electronically, automate supply chain processes, and enhance collaboration and visibility among global trading partners. Descartes acquired Appterra for up-front consideration of $USD 5.8 million, plus potential performance-based consideration.  The maximum amount payable under the all-cash performance-based earn-out is $USD 1.6 million, based on Appterra achieving revenue-based targets in each of the first two years post-acquisition. Any earn-out is expected to be paid in fiscal 2018 and fiscal 2019.

Acquisition of 4Solutions
On November 11, 2016, Descartes acquired 4Solutions, a leading Australia-based provider of cloud-based B2B supply chain integration solutions. 4Solutions operates the Health Supply Network, Australia's foremost electronic document exchange network for the healthcare community. The purchase price for the acquisition was approximately AUD 3.5 million (approximately USD $2.7 million at November 11, 2016), which was paid in cash.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:00 p.m. ET on Wednesday, November 30. Designated numbers are +1 888 465-5079 for North America and +1 416 216-4169 for international, using Passcode 7886874#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until December 7, 2016, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 7886874#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, cloud-based solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and

Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed eleven acquisitions since the beginning of fiscal 2015, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for

Q3FY17, Q2FY17, Q1FY17, Q4FY16 and Q3FY16, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q3FY17	Q2FY17	Q1FY17	Q4FY16	Q3FY16
Net income, as reported on Consolidated Statements of Operations	5.9	5.8	6.0	5.4	5.2
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.2	0.1	0.1	0.1
Investment income	(0.1)	(0.8)	(0.5)	-	-
Income tax expense	1.8	2.0	1.9	1.4	1.9
Depreciation expense	1.0	0.9	0.7	1.1	0.8
Amortization of intangible assets	7.5	7.6	7.2	7.3	6.9
Stock-based compensation and related taxes	0.5	0.7	0.5	0.4	0.5
Acquisition-related expenses	0.6	0.8	0.7	0.6	0.4
Restructuring charges	0.4	-	-	-	-
Adjusted EBITDA	17.8	17.2	16.6	16.3	15.8

Revenues	51.5	50.5	48.9	48.0	47.4
Net income as % of revenues	11%	11%	12%	11%	11%
Adjusted EBITDA as % of revenues	35%	34%	34%	34%	33%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 9MFY17 and 9MFY16, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	9MFY17	9MFY16
Net income, as reported on Consolidated Statements of Operations	17.7	15.2
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.5	0.4
Investment income	(1.4)	(0.2)
Income tax expense	5.8	5.8
Depreciation expense	2.6	2.3
Amortization of intangible assets	22.2	18.9
Stock-based compensation and related taxes	1.7	1.3
Acquisition-related expenses	2.1	0.8
Restructuring charges	0.4	0.1
Adjusted EBITDA	51.6	44.6

Revenues	151.0	137.0
Net income as % of revenues	12%	11%
Adjusted EBITDA as % of revenues	34%	33%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

Year Ended	October 31,	January 31,
	2016	2016
ASSETS
CURRENT ASSETS
Cash	77,925	37,213
Short-Term marketable securities	-	4,639
Accounts receivable (net)
Trade	23,896	25,614
Other	2,875	3,131
Prepaid expenses and other	4,574	4,205
Inventory	163	155
	109,433	74,957
OTHER LONG-TERM ASSETS	1,548	468
PROPERTY AND EQUIPMENT, NET	10,447	8,604
DEFERRED INCOME TAXES	15,044	16,804
DEFERRED TAX CHARGE	515	906
INTANGIBLE ASSETS, NET	122,051	133,562
GOODWILL	226,753	217,486
	485,791	452,787
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,207	4,473
Accrued liabilities	21,365	16,844
Income taxes payable	1,569	2,086
Deferred revenue	17,913	16,639
	46,054	40,042
LONG-TERM DEBT	3,290	-
LONG-TERM DEFERRED REVENUE	1,231	941
LONG-TERM INCOME TAXES PAYABLE	4,618	3,672
DEFERRED INCOME TAXES	8,928	6,097
	64,121	50,752

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,818,684 at October 31, 2016 (January 31, 2016 – 75,761,184)	252,868	252,471
Additional paid-in capital	448,133	446,747
Accumulated other comprehensive loss	(34,776)	(34,880)
Accumulated deficit	(244,555)	(262,303)
	421,670	402,035
	485,791	452,787

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2016	2015	2016	2015

REVENUES	51,536	47,360	150,963	136,956
COST OF REVENUES	13,935	13,416	41,409	40,288
GROSS MARGIN	37,601	33,944	109,554	96,668
EXPENSES
Sales and marketing	6,649	5,549	18,668	16,172
Research and development	8,925	8,082	26,619	23,026
General and administrative	5,713	5,897	17,003	16,511
Other charges	1,038	384	2,511	914
Amortization of intangible assets	7,443	6,936	22,171	18,906
	29,768	26,848	86,972	75,529
INCOME FROM OPERATIONS	7,833	7,096	22,582	21,139
INTEREST EXPENSE	(187)	(120)	(481)	(399)
INVESTMENT INCOME	62	28	1,363	174
INCOME BEFORE INCOME TAXES	7,708	7,004	23,464	20,914
INCOME TAX EXPENSE
Current	1,408	662	3,180	1,371
Deferred	369	1,113	2,536	4,341
	1,777	1,775	5,716	5,712
NET INCOME	5,931	5,229	17,748	15,202
EARNINGS PER SHARE
Basic	0.08	0.07	0.23	0.20
Diluted	0.08	0.07	0.23	0.20
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	75,816	75,633	75,790	75,539
Diluted	76,538	76,421	76,484	76,391

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Nine Months Ended
	October 31,	October 31,	October 31,	October 31,
	2016	2015	2016	2015
OPERATING ACTIVITIES
Net income	5,931	5,229	17,748	15,202
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	951	846	2,564	2,276
Amortization of intangible assets	7,443	6,936	22,171	18,906
Stock-based compensation expense	541	395	1,483	1,192
Other non-cash operating activities	2	295	(1,439)	295
Deferred tax expense	369	1,113	2,536	4,341
Deferred tax charge	128	48	265	136
Changes in operating assets and liabilities:
Accounts receivable
Trade	834	(385)	2,211	1,202
Other	27	(63)	284	294
Prepaid expenses and other	507	716	61	259
Inventory	6	12	5	113
Accounts payable	1,218	1,476	712	125
Accrued liabilities	2,541	(340)	2,857	(906)
Income taxes payable	(160)	240	452	(1,634)
Deferred revenue	177	(3,139)	1,127	(3,804)
Cash provided by operating activities	20,515	13,379	53,037	37,997
INVESTING ACTIVITIES
Purchase of marketable securities	-	(3,943)	(241)	(3,943)
Sale of marketable securities	-	-	6,140	-
Additions to property and equipment	(1,023)	(1,167)	(3,999)	(3,432)
Acquisition of subsidiaries, net of cash acquired	(5,703)	-	(16,351)	(91,437)
Cash (used in) investing activities	(6,726)	(5,110)	(14,451)	(98,812)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	-	-	10,801	-
Credit facility repayments	(4,568)	-	(6,982)	-
Payment of debt issuance costs	(15)	-	(937)	-
Issuance of common shares for cash, net of issuance costs	(81)	62	(59)	153
Settlement of stock options	-	(2,590)	-	(2,590)
Cash (used in) provided by financing activities	(4,664)	(2,528)	2,823	(2,437)
Effect of foreign exchange rate changes on cash	(844)	42	(697)	(1,846)
Increase (decrease) in cash	8,281	5,783	40,712	(65,098)
Cash, beginning of period	69,644	47,172	37,213	118,053
Cash, end of period	77,925	52,955	77,925	52,955